

April 2, 2015

<u>Via Email</u>
Mr. Eric D. Tanzberger
Senior Vice President, Chief Financial Officer and
Treasurer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

> **Re: Service Corporation International**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 001-06402**

Dear Mr. Tanzberger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Off-Balance Sheet Arrangements, Contractual Obligations, and Commercial and Contingent Commitments, page 28</u>

1. It appears you should report your obligation to pay the premium on your surety bonds as a contractual obligation in the table on page 28. In this regard, we note these contracts are automatically renewable until maturity.

2. Please quantify in the first paragraph on page 34 the items that make-up the difference between the amounts of gross funeral and cemetery backlog and the related asset amounts, and advise us.

<u>Financial Statements</u>
<u>Balance Sheet, page 50</u>

3. We note the Risk Factor disclosures concerning insurance funded preneed funeral contracts on page 13 and the related disclosure on page 32. Since the Company is an

agent representing the insurance company when placing the customer in a preneed funeral contract, it is unclear if the Company is obligated to perform under the preneed funeral contract notwithstanding whether it collects the policy benefits from the insurance company. In addition, since the customer assigns the policy benefits to the company, your basis for not reporting this receivable and the related unfulfilled preneed funeral contract amount in your balance sheet is unclear. Please clarify your disclosures and advise us, referencing the GAAP literature that supports your policy.

Item 9A. Controls and Procedure
Management's Report on Internal Control Over Financial Reporting, page 109

4.   Please tell us the remediation plans you have implemented to alleviate your internal control weakness and why such plans were not disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant